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                                                                    Exhibit 99.1

KINROSS GOLD CORPORATION
40 King Street West, 52nd Floor
T KINROSS GOLD CORPORATION
40 King Street West, 52nd Floor
Toronto, ON  M5H 3Y2
T:416.365.5123 | F: 416.363.6622
Toll free: 1.866.561.3636
www.kinross.com
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                                                                    NEWS RELEASE
                                                                    JUNE 1, 2006


              KINROSS ANNOUNCES APPOINTMENT OF JAMES TOCCACELLI AS
                      SENIOR VICE PRESIDENT, COMMUNICATIONS


TORONTO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") is pleased to announce that James Toccacelli will join Kinross as Senior Vice President, Communications on June 19, 2006.

Mr. Toccacelli joins Kinross from EDS Canada Inc. where he led the Marketing and Communications function in Canada. Prior to EDS, he worked with a Canadian-based public relations firm and for many years with Levi Strauss & Co. (LS&CO) in their Toronto, Singapore and San Francisco offices. He has a Bachelor of Journalism (Honours) and is an accredited member of the Public Relations Society of America and Canadian Public Relations Board.

Mr. Toccacelli has won numerous awards for public relations and has been published in leading academic journals on the issue of Corporate Reputation Management. In 2005, Toccacelli was awarded the prestigious Philip A. Novikoff Award from the Canadian Public Relations Society in recognition of his outstanding service as a PR professional as well as the betterment of the community.

Toccacelli serves on the Board of Directors of the Canadian Paralympic Committee and the Hincks Dellcrest Centre, a facility for children's mental health.

"James has a proven track record and will add a depth of knowledge in public relations at Kinross", said Tye Burt, President and Chief Executive Officer. "His multi-national expertise with globally recognized companies such as LS&CO, coupled with his experience in global business make him an excellent fit for the Kinross team."

ABOUT KINROSS GOLD CORPORATION

Kinross, a world-class gold company based in Canada, has since 1993 become the fourth largest primary gold producer in North America and the eighth largest in the world. With nine mines in stable countries including Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people worldwide.

Kinross' strong balance sheet and no-gold hedging policy allow it to take full advantage of increasing cash flow, revenues and profit margins per ounce of gold. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.


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Kinross maintains listings on the New York Stock Exchange (symbol:KGC) and on the Toronto Stock Exchange (symbol:K).




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For additional information, e-mail INFO@KINROSS.COM or contact:

INVESTOR RELATIONS CONTACT:                       MEDIA CONTACT:

TRACEY M. THOM                                    TIM TUTSCH
DIRECTOR, INVESTOR RELATIONS                      WILCOX GROUP
& CORPORATE COMMUNICATIONS                        FOR KINROSS GOLD
Tel. (416) 365-1362                               Tel. (416) 203-6666
tracey.thom@kinross.com                           tim.tutsch@wilcoxgroup.com








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